February 21, 2019

Erica J. Rogers
Chief Executive Officer
Silk Road Medical Inc
1213 Innsbruck Dr.
Sunnyvale, CA 94089

       Re: Silk Road Medical Inc
           Draft Registration Statement on Form S-1
           Submitted December 19, 2018
           CIK No. 0001397702

Dear Ms. Rogers:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 19, 2018

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
2. We note that your existing officers, directors, and principal stockholders currently own a significant portion of your ordinary shares. Please clarify whether the company will be a
       "controlled company" under the definition of the applicable stock exchange after the offering and provide appropriate disclosure on the prospectus cover page, prospectus summary, and risk factors to the extent appropriate.
 Erica J. Rogers
FirstNameMedical Inc
Silk Road LastNameErica J. Rogers
Comapany NameSilk Road Medical Inc
February 21, 2019
February 21, 2019 Page 2
Page 2
FirstName LastName
3. We note that you have submitted an application for confidential treatment relating to exhibits 10.6 through 10.9 that is currently pending. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until we have completed processing your confidential treatment request.
Coverpage

4. On the back coverpage of the prospectus, please include the legend pertaining to the
         "Dealer prospectus delivery obligation", as required by Item 502 of Regulation S-K.
Risk Factors
We have limited long-term data regarding the safety and effectiveness of our products..., page 15

5. We note your disclosure that your "products enable TCAR... [to be] safe and effective."
         Because approval by the FDA and other comparable regulatory agencies is dependent on their making a determination according to criteria specified in agency regulations that a product is both safe and effective, please clarify the basis for this statement.
Our amended and restated certificate of incorporation..., page 53

6. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies solely to state law claims. If it does not apply solely to state law claims, then please note that
Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, please disclosure that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Intellectual Property, page 109

7. In accordance with Item 101(h)(4) of Regulation S-K, please identify material patents and the specific products, product groups and technologies to which such patents relate. In addition, please disclose the duration and jurisdiction for each material patent.
Principal and Selling Stockholders, page 148

8. Please revise the table to include a column showing the amounts of shares to be offered on behalf of each selling stockholder pursuant to Item 507 of Regulation S-K.
 Erica J. Rogers
Silk Road Medical Inc
February 21, 2019
Page 3
Requirements for Advance Notification of Stockholder Nominations and Proposals, page 153

9. We note your disclosure relating to provisions in your bylaws that will specify certain requirements regarding the form and content of a stockholder's notice. Please elaborate on all material requirements that a stockholder's notice must contain.
Item 15. Recent Sales of Unregistered Securities, page II-2

10. We note your recent sales of unregistered securities. Please name the persons or identify the class of persons to whom the securities were sold for every transaction. Please see
       Item 701 of Regulation S-K.
        You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kevin Kuhar,
Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Kate McHale, Staff Attorney, at (202) 551-3464 with any other questions.



                                                              Sincerely,
FirstName LastNameErica J. Rogers
                                                              Division of
Corporation Finance
Comapany NameSilk Road Medical Inc
                                                              Office of
Electronics and Machinery
February 21, 2019 Page 3
cc:       Philip H. Oettinger
FirstName LastName